EXHIBIT 2

April 9, 2019

To Our Fellow Amber Road Shareholders:

I am writing on behalf of Altai Capital Management, L.P. (“Altai Capital”) to request your support at the upcoming 2019 annual meeting of shareholders (the “Annual Meeting”) of Amber Road, Inc. (“Amber Road” or the “Company”) for our two highly qualified, independent nominees, Mr. James F. Watson and Mr. Marshall A. Heinberg (the “Altai Nominees”), to the Amber Road Board of Directors (the “Board”).

Altai Capital is a beneficial owner of approximately 8.7% of the outstanding common stock of Amber Road, making us one of the Company’s largest shareholders. We have attempted to engage with Amber Road since early 2018 and have given the Company numerous opportunities to address the reasonable concerns we expressed formally in our December 17, 2018 letter to the Board.1 Amber Road has neglected its duty and failed to remedy the critical issues detailed in our letter. In response, Altai Capital made a good faith effort to negotiate a settlement in the best interests of all shareholders by offering to work with the Board on the selection of mutually agreed upon director candidates and the formation of a strategic alternatives committee.

Rather than engage with Altai Capital constructively, Amber Road unilaterally decided to nominate its own directors. This is not the change needed at Amber Road. As a result, we firmly believe it is in the best interests of all shareholders to elect the Altai Nominees at the Annual Meeting.

Timeline of Key Events Leading to Altai Capital’s Letter to Shareholders

Date	Event

December 17, 2018	Altai Capital sent a letter to the Board, which we also disseminated publicly, demanding that the Board form an independent committee and engage financial advisors immediately in order to sell the Company to E2open, LLC (“E2open”) or another credible buyer.

December 20, 2018	Amber Road published a letter to shareholders effectively rejecting our demands.[2]

January 18, 2019	Altai Capital submitted to Amber Road a formal notice of its intent to nominate the Altai Nominees for election to the Board at the Annual Meeting.

February 22, 2019	Altai Capital’s founder, Rishi Bajaj, met with CEO Jim Preuninger, CFO Thomas Conway, and Board member Ralph Faison at Amber Road’s headquarters in East Rutherford, New Jersey, in order to initiate settlement discussions.

March 20, 2019	Settlement discussions between Altai Capital and Amber Road concluded with no agreement reached.

March 25, 2019	Amber Road filed its preliminary proxy statement in which it asked shareholders to elect three directors, Rudy Howard, Andre G.F. Toet and Kenneth H. Traub (the “Amber Road Nominees”), to the Board.

March 26, 2019	Altai Capital filed its preliminary proxy statement in which it asked shareholders to reject two of the Amber Road Nominees, Mr. Howard and Mr. Toet, and elect the Altai Nominees to the Board.

April 8, 2019	Amber Road and Altai Capital filed their respective definitive proxy statements.

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1 Altai Capital’s December 17, 2018 letter to the Board is attached hereto as Exhibit A.

2 Amber Road’s letter to shareholders in response to Altai Capital’s December 17, 2018 letter to the Board is attached hereto as Exhibit B.

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Altai Capital asks shareholders to consider the following five points and recommendations:

1.	E2open’s proposed transaction was handled irresponsibly – the Board seemingly disregarded the best interests of shareholders and dismissed E2open’s Proposal out of hand. New and independent Board members are needed to ensure rigor and integrity in the evaluation of strategic alternatives for the Company.

2.	The Board has paid CEO Jim Preuninger an excessive amount of compensation over the past five years, especially when considering Amber Road’s small size and its lackluster performance. Amber Road’s disastrous compensation policies led to Mr. Preuninger being paid $7.6 million in 2018.[3] We believe the Altai Nominees would introduce much needed discipline into the executive compensation process.

3.	Rudy Howard has been a Board member since 2012 and therefore should be held accountable for Amber Road’s poor performance since the Company went public in 2014. Altai Capital believes Mr. Howard should be replaced with a new independent director who has the necessary experience and impartiality to drive shareholder returns, an area of pronounced failure for Mr. Howard.

4.	Andre G.F. Toet has an obvious significant connection to Amber Road Chairman Barry Williams. His relationship to Barry Williams, whose leadership has contributed to Amber Road’s underperformance, raises serious concerns that Mr. Toet will not be the fresh voice Amber Road needs to drive change.

5.	Altai Capital strongly supports the appointment of Marshall A. Heinberg and James F. Watson to the Board. Altai Capital believes that the Altai Nominees are highly qualified. Each will bring to bear considerable experience regarding strategic alternatives evaluation and executive compensation to a Board that we believe has failed shareholders in those areas, amongst others.

1.	E2open’s proposed transaction was handled irresponsibly – the Board seemingly disregarded the best interests of shareholders and dismissed E2open’s Proposal out of hand. New and independent Board members are needed to ensure rigor and integrity in the evaluation of strategic alternatives for the Company.

On February 12, 2018, E2open announced that it submitted a proposal to the Board to acquire all outstanding shares of common stock for $10.50 per share in cash (the “Proposal”), a 52% premium to Amber Road’s then-current share price.4 Mr. Preuninger appeared to stifle the negotiations, resulting in, according to E2open’s March 30, 2018 press release, a “lack of engagement from Amber Road’s Board of Directors in connection with several of [E2open’s] proposals to engage in discussions.”5 Mr. Preuninger had an obvious conflict of interest in that he could expect to continue to receive exorbitant compensation for the coming years, at the expense and detriment of shareholders, if Amber Road remained as a stand-alone company. The Board should have addressed this conflict of interest by forming an independent committee to explore the transaction.

On March 23, 2018, Altai Capital conducted a call with CEO Jim Preuninger, CFO Thomas Conway and ICR Managing Director Staci Mortenson on which we asked the Company to immediately engage financial advisors to evaluate the Proposal as well as other strategic alternatives. On March 28, 2018, Altai Capital submitted a letter directly to Mr. Preuninger and Amber Road’s Board of Directors.6 In our letter, we asked that the Board give serious consideration to the Proposal and immediately engage financial advisors to help it evaluate the opportunity. On May 11, 2018, Altai Capital conducted a call with Amber Road’s management team, including Mr. Preuninger and Mr. Conway. During this conversation, Altai Capital affirmed that we hold a small minority stake in E2open. We further expressed to management that our singular concern is realizing value from our investment in Amber Road. From this call, it became clear to us that Amber Road was unwilling to pursue a potential transaction with E2open or another

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3 Amber Road paid Mr. Preuninger $7.6 million in 2018 as calculated in the 2018 CEO Adjusted Compensation table on page 4 of this letter.

4 E2open’s February 12, 2018 press release announcing the Proposal is attached hereto as Appendix A to Exhibit A.

5 E2open’s March 30, 2018 press release is attached hereto as Appendix D to Exhibit A.

6 Altai Capital’s March 28, 2018 letter the Amber Road Board of Directors is attached hereto as Appendix C to Exhibit A.

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interested party. On December 17, 2018, Altai Capital sent a letter to the Board, which we also disseminated publicly, demanding that the Board form an independent committee and engage financial advisors immediately in order to sell the Company to E2open or another credible buyer. In this letter, we once again addressed the false perception that we are motivated by “self-interest” derived from our economic interest in E2open.

“As we have stated to management, although we are a minority equity investor in E2open (Altai Capital beneficially owns less than 5% of E2open and has no control or oversight of the business), we are indifferent as to whether Amber Road consummates a transaction with E2open or any other interested party. We are focused solely on realizing maximum value for Amber Road stakeholders while mitigating downside risk.”

On January 4, 2019, pursuant to Section 220 of the General Corporation Law of the State of Delaware, Altai Capital demanded that Amber Road provide us with all documents, correspondence and communications, amongst other materials, regarding Amber Road’s receipt and evaluation of the Proposal. On January 11, 2019, Amber Road sent Altai Capital a letter refusing our demand. Despite denying access to their records, in this letter, Amber Road confirmed that (i) Mr. Preuninger led the negotiations with E2open and presented the Proposal to the Board, (ii) no independent committee was formed to evaluate the Proposal, (iii) no financial advisor, such as an investment bank, was formally retained to assist the Board in evaluating the Proposal, and (iv) Amber Road did not attempt to solicit higher bids from other potentially interested parties.

Given that E2open offered a 52% premium to Amber Road’s then current share price, we believe that the Board’s out of hand dismissal of the Proposal constitutes a breach of its fiduciary duty. Should E2open or another credible interested party approach the Company with an attractive proposal in the future, new independent directors are needed to help ensure that such a proposal is evaluated thoroughly and properly with the best interests of all shareholders in mind.

2.	The Board has paid CEO Jim Preuninger an excessive amount of compensation over the past five years, especially when considering Amber Road’s small size and its lackluster performance. Amber Road’s disastrous compensation policies led to Mr. Preuninger being paid $7.6 million in 2018. We believe the Altai Nominees would introduce much needed discipline into the executive compensation process.

On April 9, 2018, Institutional Shareholder Services (“ISS”) published its “Proxy Analysis and Benchmark Policy Voting Recommendations” in advance of Amber Road’s 2018 Annual Meeting. In it, ISS stated “there is significant concern regarding the pay decisions in 2017 and the lack of proxy disclosure around incentive programs.” ISS rated Amber Road a 9 out of 10 in terms of overall governance risk (10 being the riskiest) and a 10 out of 10 in terms of compensation governance risk, the worst possible score. ISS found that Mr. Preuninger’s compensation is “3.1 times the median of peers” indicating a “misalignment between CEO pay and company performance.”

ISS’s conclusion noted the following:

“Despite three years of negative and underperforming shareholder returns, the CEO was provided relatively large equity grants, the majority of which do not have performance conditions. The option grant alone to CEO Preuninger is larger than the median total CEO compensation of similarly-sized industry peers.”

ISS also raised concerns regarding disclosure and the appropriateness of performance goals. Since “say on pay” was not on the ballot, ISS ultimately recommended withholding votes from Mr. Preuninger, the only director on the ballot who was present during 2017.

Approximately 29% of Amber Road’s shareholders agreed with ISS’s conclusion and withheld support for Mr. Preuninger at the 2018 annual meeting.7 Although Amber Road addressed ISS’s incentive program disclosure issues

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7 Represents the percentage of shares withheld, excluding “broker non-votes”, as disclosed by the Company on Form 8-K on May 2, 2018.

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in its 2019 proxy statement filed on April 8, 2019 (the “2019 Proxy Statement”), the Company did not remedy the issues regarding the actual level of executive compensation. Amber Road paid Mr. Preuninger a staggering $7.6 million in 2018. The vast majority of Mr. Preuninger’s compensation was derived from a shocking five-times multiplier of his 2017 performance stock unit (“PSU”) grants based on the Company exceeding its extremely low 2018 adjusted EBITDA target (the “2018 Adjusted EBITDA Target”).

The Summary Compensation Table in the Company’s 2019 Proxy Statement deceptively shows that Mr. Preuninger received approximately $2.7 million in compensation in 2018.

Disclosed CEO Summary Compensation from Amber Road’s Proxy Statements: 2014-2018 ($ in thousands)8

FY Ended	Salary	Stock Awards	Option Awards	Non-Equity Bonus	Other Compensation	Total Compensation

2014	$383	$0	$1,892	$420	$481	$3,176
2015	$415	$754	$688	$0	$5	$1,862
2016	$415	$0	$0	$272	$5	$692
2017	$415	$2,123	$759	$77	$5	$3,379
2018	$415	$1,696	$0	$547	$4	$2,662

Total	$2,043	$4,573	$3,339	$1,316	$500	$11,771

The table above fails to paint a full picture. In footnote 1(b) of the 2019 Proxy Statement’s Summary Compensation Table, the Company discloses that “2018 Adjusted EBITDA exceeded 200% of the 2018 Adjusted EBITDA Target, resulting in 500% vesting for the 2017 PSU awards on March 7, 2019.” In other words, Amber Road effectively paid Mr. Preuninger an additional $5 million in 2018 based on the Company generating over twice its 2018 Adjusted EBITDA Target.

2018 CEO Adjusted Compensation ($ in thousands)

2018 Base Salary	$415
2018 Stock Awards	$1,696
2018 Non-Equity Bonus	$547
2018 Other Compensation	$4
2017 PSU Grant “Bonus” Based on 2018 EBITDA Target[2]	$4,964

2018 Total CEO Adjusted Compensation	$7,626

The 2017 PSU awards issued by the Board were based on the management team achieving $1.3 million of Adjusted EBITDA in 2018. The management team more than doubled this extremely low and poorly-devised profitability target by keeping “cash” expenses essentially flat. The resulting profits, which should have benefited shareholders, instead flowed directly into the management team’s pockets in the form of the egregious 500% vesting of the 2017 “target” stock award.

It should be noted that EBITDA, which in our opinion is a better reflection of the Company’s true profitability, actually declined in 2018. Amber Road’s 2018 Adjusted EBITDA Target, which conveniently for management adds back its exorbitant stock-based compensation, actually resulted in negative 8% EBITDA margins.

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8 All dollar figures, except share prices, presented throughout this letter are in millions unless otherwise noted.

9 We assume that Mr. Preuninger received 100% of his 2017 PSU award (136,537 PSUs) in 2017 at the grant price of $9.09. Because Amber Road exceeded its 2018 Adjusted EBITDA Target by over 200%, we assume that Mr. Preuninger “earned” the 500% 2017 PSU “bonus” (five times 136,537 PSUs less the 136,537 we assumed he already received in 2017) in 2018. This equates to a “bonus” of 546,148 PSUs at the grant price of $9.09 totaling $4.964 million of value.

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Amber Road EBITDA and Adjusted EBITDA: 2017 vs. 2018

	Fiscal Year Ended December 31
	2017	2018	Change	Commentary

Revenue	$79.10000	$85.20000	$6.100001	Revenue increased by approximately $6 million
“Cash” Expenses	$(79.0)	$(79.8)	$(0.8)	“Cash” expenses remained flat
Stock-based Compensation	$(6.1)	$(12.3)	$(6.2)	“Cash” profit increase was paid to management

EBITDA	$(6.0)	$(6.9)	$(0.9)	EBITDA declined
Stock-based Compensation	$6.10000	$12.30000	$6.2000011	Stock-based compensation doubled

Adjusted EBITDA[10]	$0.10000	$5.40000	$5.31111	Adjusted EBITDA increase driven by stock comp

EBITDA Margin	(7.6)%	(8.1)%	(0.5)%	EBITDA margin remained deeply negative
Adjusted EBITDA Margin	0.100000%	6.300000%	6.200000%	Adjusted EBITDA margin still at bottom of peers

In 2018, every publicly-traded supply chain management software company Altai Capital included on page 5 of our December 17, 2018 letter to the Board generated positive EBITDA margins except Amber Road. In addition, every company, with the exception of Amber Road, reported stock-based compensation that was significantly less than 10% of revenue. In stark comparison, Amber Road issued over $12 million of stock compensation in 2018, equating to an astounding and unjustifiable 14% of revenue.

Publicly Traded Supply Chain Management Software Companies11,12

	2018 Calendarized (December 31)				% of Revenue
Company	Revenue	EBITDA	Stock Compensation	Adjusted EBITDA	EBITDA	Stock Compensation	Adjusted EBITDA

SAP	$28,333	$8,1011111	$952	$9,053	28.60000%	3.4%	32.0%
Manhattan Associates	$559	$1431111	$20	$162	25.50000%	3.7%	29.0%
Descartes Systems	$273	$851111	$4	$89	31.30000%	1.4%	32.7%
Wisetech Global	$201	$671111	$6	$73	33.30000%	2.9%	36.2%
SPS Commerce	$248	$391111	$13	$52	15.90000%	5.0%	20.9%
Kinaxis	$151	$301111	$12	$42	20.00000%	7.7%	27.7%
TECSYS	$53	$31111	$0	$3	5.70000%	0.3%	6.0%
Amber Road	$85	$(7)	$12	$5	(8.1)%	14.4%	6.3%

Mr. Preuninger’s pay is even more infuriating considering that Amber Road missed its revenue projections by a significant margin. Instead of growing at 11% as projected, Amber Road once again generated single-digit revenue growth.

2018 Actual vs. Projected Revenue13

		2018 Projections
	2017 Actual	Low	Mid	High	2018 Actual	Actual vs. Projection Mid

Revenue (ASC 605)	$79.1	$86.0	$87.5	$89.0	$85.4	$(2.1)
Growth		9%	11%	13%	8%	(3)%

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10 2017 Adjusted EBITDA includes an $18,525 add-back from the change in fair value of a contingent consideration liability.

11 The table above sets forth a selected group of publicly traded global supply chain management software companies of varying sizes. The selected group of companies and the related figures, while only illustrative, are intended to demonstrate the selected company’s profitability and stock-based compensation, relative to its revenue.

12 Figures have been adjusted to conform to a December 31 fiscal year end. Foreign currencies have been converted to US Dollars as of December 31, 2018.

13 Amber Road’s 2018 revenue projections on an ASC 605 basis were provided in Amber Road’s fourth quarter 2017 earnings press release dated February 15, 2018. 2018 actual revenue on an ASC 605 basis were disclosed in Amber Road’s 2018 Form 10-K filed on March 5, 2019.

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Due to Amber Road’s lack of profitability and slower than projected revenue growth, Amber Road’s share price ended 2018 at $8.23 per share despite E2open making a $10.50 per share bid for the Company earlier in the year. Shareholders received a paltry 12% return on their shares in 2018 while Mr. Preuninger grew more than $7.6 million richer. This lack of accountability and, in our opinion, blatant self-dealing should be unacceptable to shareholders. We hope that other shareholders are as upset with Mr. Preuninger’s 2018 compensation as Altai Capital.

CEO 2018 Compensation vs. Company Performance

	Fiscal Year Ended December 31		Growth / Change
	2017	2018	% Growth	$ Change

Revenue (ASC 605)	$79.10000	$85.40000	8%	$6.30000
EBITDA	$(6.0)	$(6.9)		$(0.9)
Amber Road Share Price	$7.340000	$8.230000	12%
Total CEO Compensation	$3.40000	$7.60000	126%	$4.20000

As we reflect further on Mr. Preuninger’s 2018 compensation, it becomes clear to us why Mr. Preuninger refused to engage with E2open or solicit higher bids for the Company. Mr. Preuninger stood to make an extraordinary windfall in 2018 by achieving 200% of the Board’s comically low and easily-achievable 2018 Adjusted EBITDA Target. If Amber Road had been acquired in 2018, Mr. Preuninger would not have had the opportunity to earn this one-time share grant worth $5 million. Mr. Preuninger’s monetary motivation to quell any transaction until after he earned this extraordinary and egregious one-time share grant should have been recognized by the Board as an obvious conflict of interest. The Board compounded its error in agreeing to Mr. Preuninger’s remuneration scheme in the first place by not excluding him from discussions regarding any transaction that would have closed prior to the end of 2018. Amber Road’s shareholders are now suffering the consequences of the Board’s inexcusable lack of judgment.

We believe the Altai Nominees will help restore integrity and accountability to the Board’s decision-making process. Electing the Altai Nominees will send a clear message to the Company and Board that (i) its current executive compensation practices are unacceptable, and (ii) the conflicts of interest created by its management incentive programs must be acknowledged and addressed appropriately so they do not cause further harm to shareholders.

3.	Rudy Howard has been a Board member since 2012 and therefore should be held accountable for Amber Road’s poor performance since the Company went public in 2014. Altai Capital believes Mr. Howard should be replaced with a new independent director who has the necessary experience and impartiality to drive shareholder returns, an area of pronounced failure for Mr. Howard.

Mr. Howard currently serves on only one public board, Amber Road. He is currently the CFO of vTv Therapeutics (NASDAQ: VTVT), a clinical biopharmaceutical company with less than $100 million of market capitalization. vTv Therapeutics went public on July 30, 2015 at $15.00 per share, closed at $10.89 per share on its first day of trading, and currently trades at $1.55 per share.14

Mr. Howard has been a Board member throughout the period in which the Board set poorly-designed performance targets and grossly over-compensated senior executives based on those targets. He was also a Board member when the Board seemingly failed to evaluate E2open’s Proposal properly in compliance with its fiduciary duties.

Altai Capital believes that Mr. Howard’s lack of public board experience, poor track record as a public company CFO, and his contribution to the current Board’s failings warrant his ouster and replacement. Altai Capital strongly believes Mr. Howard’s voice on the Board should be substituted with a new independent director whose perspective will help drive shareholder value in areas where Mr. Howard’s participation on the Board, in our opinion, clearly has not.

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14 $1.55 represents the April 8, 2019 closing share price of vTv Therapeutics.

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4.	Andre G.F. Toet has an obvious significant connection to Amber Road Chairman Barry Williams. His relationship to Barry Williams, whose leadership has contributed to Amber Road’s underperformance, raises serious concerns that Mr. Toet will not be the fresh voice Amber Road needs to drive change.

Mr. Toet was appointed to the board of essDOCS, a provider of electronic shipping documents, in 2011. At the time, Barry Williams was essDOCS’s Chairman of the Board, a role he held from 2006 through 2011, and later from 2013 through 2015. In 2015, Mr. Toet succeeded Mr. Williams as Chairman of the Board of essDOCS. Additionally, Mr. Toet and Mr. Williams previously worked together at P&O Nedlloyd, a Dutch container shipping company.

Mr. Williams currently is the Chairman of Amber Road’s Board and a member of the Board’s Compensation Committee, both of which have repeatedly failed shareholders. As such, we hold Mr. Williams primarily responsible for the Board’s lack of leadership and poor oversight that has resulted in Amber Road’s numerous missteps and disappointing shareholder returns.

Mr. Toet’s obvious significant connection to Mr. Williams makes us question Mr. Toet’s independence and, in our opinion, disqualifies him as a potential candidate for the Board. Fresh, truly-independent voices, ones unconnected to the existing Board and especially to its current Chairman, are desperately needed to drive change and maximize value for Amber Road and its stakeholders.

5.	Altai Capital strongly supports the appointment of Marshall A. Heinberg and James F. Watson to the Board. Altai Capital believes that the Altai Nominees are highly qualified. Each will bring to bear considerable experience regarding strategic alternatives evaluation and executive compensation to a Board that we believe has failed shareholders in those areas, amongst others.

Mr. Marshall A. Heinberg

Mr. Heinberg is the Managing Director of MAH Associates, LLC, a provider of strategic advisory and consulting services, a position he has held since July 2012. Mr. Heinberg also serves as a Senior Advisor to Burford Capital Ltd., a leading publicly traded litigation finance company, a role he has held since July 2015. Mr. Heinberg began his investment banking career in 1987 in the Corporate Finance Division of Oppenheimer & Co, Inc., which was acquired by Canadian Imperial Bank of Commerce (CIBC) in 1997. Mr. Heinberg served as Head of the Investment Banking Department and as a Senior Managing Director of Oppenheimer & Co. Inc. from 2008 until July 2012, and as the U.S. Head of Investment Banking at CIBC World Markets from 2001 until 2008. Prior to joining Oppenheimer, Mr. Heinberg practiced corporate law for approximately four years.

Mr. Heinberg has served as a director of Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD), a clinical-stage biopharmaceutical company since October 2018. Mr. Heinberg has served as a director of Ecology and Environment, Inc. (“EEI”, NASDAQ: EEI), an environmental consulting firm, since April 2017 and has been the Executive Chairman of the Board of Directors since September 2018. Under Mr. Heinberg’s leadership, EEI’s board proactively addressed deficiencies in the company’s audit processes brought to its attention by its auditors which necessitated a restatement of EEI’s financials. EEI expects to remain compliant with NASDAQ listing requirements. Mr. Heinberg also has been a director of Universal Biosensors (ASX: UBI), an Australian-based medical diagnostics company, since January 2010. Previously, Mr. Heinberg served as a director of National Financial Partners Corp. (“NFP”), a business that provides advisory and brokerage services to corporate and high net worth individual clients in the United States and Canada, from May 2012 until the company was acquired in July 2013.

Transaction Experience:

-	25 years as an investment banker
-	12 years as the Head of Investment Banking, first at CIBC (U.S.) and then at Oppenheimer
-	Worked on over 100 M&A transactions across numerous industries, including environmental services, industrials, health care, business services and technology
-	As a board member, served on two Special Committees in connection with a change of control transaction
-	Most recently, chaired the Special Committee of NFP which resulted in NFP being acquired by Madison Dearborn for approximately $1.3 billion
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Executive Compensation, Personnel and Management Oversight Experience:

-	As Head of Investment Banking at CIBC (U.S.) and Oppenheimer, charged with determining compensation arrangements and allocating annual bonus pools
-	Mentored many executives throughout the course of his investment banking career, including his successors, as well as many others who went on to become CFOs, heads of business development and partners in major private equity firms
-	As a board member, dealt with the issue of succession planning and replacing C-level executives
-	Served as the head of two compensation committees

Mr. James F. Watson

Mr. James Watson is the Managing Director of Presidio Partners (known as CMEA Capital until 2014), a San Francisco venture capital and private equity firm he joined as General Partner in 2001. Prior to Presidio Partners, Mr. Watson was a venture capital investor. Mr. Watson founded Skyway Freight Systems in 1976 and served as its President until Skyway Freight Systems was acquired by Union Pacific Corporation in 1995. In 1976, Mr. Watson brought Jet Air Freight, a logistics company, out of bankruptcy, led its turnaround, and later executed its sale. From 1974 to 1976, Mr. Watson worked at IBM in its national sales organization. Mr. Watson graduated from the U.S. Naval Academy and served five years as a Navy pilot.

Transaction Experience:

-	At Presidio Partners, was involved in investments in over 60 companies
-	Completed over 20 M&A transactions involving portfolio companies and venture investments
-	Most recently, provided assistance and guidance as a board member of Odyssey Logistics, a provider of global logistics and supply-chain services and technology solutions, in its 2017 sale to the Jordan Company

Executive Compensation, Personnel and Management Oversight Experience:

-	Began investing in startups in 1996 and has mentored numerous CEOs throughout his career as a venture capitalist
-	Has served on numerous private boards and has been a member of over 10 executive compensation committees

In Conclusion

We are calling on the shareholders of Amber Road to reconstitute the Board with independent directors who will hold management accountable for years of underperformance. The choice at hand is clear and provides a study in contrasts. You can vote for the incumbent directors on the Company’s slate, a group who we believe is either part of or beholden to the Company’s old guard and cannot be trusted to impartially evaluate proposals that are in the best interests of shareholders and who are responsible for consistently rubber stamping outrageous executive compensation packages that reward underperformance; OR you can vote for the change Amber Road needs to chart a path to growth, profitability and a well-deserved positive outcome for all shareholders by electing the highly qualified and independent Altai Nominees.

We therefore urge you to vote FOR our highly qualified Nominees on the GOLD Proxy Card.

Sincerely,

Rishi Bajaj

Managing Principal

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EXHIBIT A

(attached)

December 17, 2018

VIA EMAIL

Barry M. V. Williams

Chairman of the Board

Amber Road, Inc.

1 Meadowlands Plaza

East Rutherford, NJ 07073

CC: Board of Directors of Amber Road

Dear Mr. Williams and Members of the Board:

Altai Capital Management, L.P. (“Altai Capital”) is a beneficial owner of approximately 8.6% of the outstanding common stock of Amber Road, Inc. (“Amber Road” or the “Company”), making us one of the Company’s largest shareholders.

We have written this letter to communicate that we have lost faith in the Amber Road Board’s commitment to protect shareholder interests and maximize shareholder value. We demand that the Board form an independent committee and engage financial advisors immediately in order to sell the Company to E2open, LLC (“E2open”) or another credible buyer.

Timeline of Events Leading to Altai Capital’s Letter

Date	Event

February 12, 2018

E2open announced that it submitted a proposal to the Board of Directors of Amber Road to acquire all outstanding shares of common stock that E2open did not already own for $10.50 per share in cash (the “Proposal”). On the same day, Amber Road issued a press release rejecting the Proposal.[1,2]

March 15, 2018	E2open affirmed its Proposal in a press release that included a letter E2open sent to the Company’s Board of Directors. E2open further stated that its “willingness to engage with [Amber Road] regarding a combination will expire on March 30, 2018.”

March 23, 2018	Altai Capital conducted a call with Chief Executive Officer James Preuninger, Chief Financial Officer Thomas Conway and ICR Managing Director Staci Mortenson on which we asked the Company to immediately engage financial advisors to evaluate the Proposal as well as other potential strategic alternatives.

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1 E2open’s press release announcing the Proposal is attached hereto as Appendix A.

2 Amber Road’s press release rejecting the Proposal is attached hereto as Appendix B.

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Timeline of Events Leading to Altai Capital’s Letter (continued)

Date	Event

March 28, 2018	Altai Capital submitted a letter directly to Mr. Preuninger and Amber Road’s Board of Directors. In our letter, we asked that the Board give serious consideration to the Proposal and immediately engage financial advisors to help it evaluate the opportunity.[3]

March 30, 2018	E2open withdrew the Proposal.[4]

May 11, 2018	Altai Capital conducted a call with Amber Road’s management team, including CEO James Preuninger and CFO Thomas Conway. From this call, it became clear to us that Amber Road was unwilling to pursue a potential transaction with E2open or another interested party.

November 8, 2018	Amber Road reported earnings for the third quarter of 2018. After already lowering the top end of its 2018 full year revenue guidance from $87.0 million to $86.4 million in its second quarter 2018 earnings release, the Company lowered the top end of its revenue guidance for the second time this year to $85.0 million.

November 15, 2018	CEO James Preuninger and CFO Thomas Conway began aggressively selling Amber Road shares in the open market. By November 28, 2018, Mr. Preuninger and Mr. Conway had sold 103,123 shares of Amber Road stock at prices ranging from $8.65 to $9.03 per share, representing over 9% of total share volume over this period.

As rationale for our demand that the Board begin a process to sell the Company, Altai Capital offers the following five points:

1.	Poor operational execution has caused Amber Road’s stock price to decline over 50% since its 2014 initial public offering (“IPO”);[5]
2.	Amber Road lacks both the scale and the profitability to be valued highly as a stand-alone company;
3.	Amber Road is underfunded, leaving it bereft of growth capital and vulnerable to an economic downturn;
4.	While Amber Road’s shareholders have suffered significant value destruction, the Board has paid Chief Executive Officer James Preuninger over $9 million since Amber Road’s IPO; and
5.	Despite refusing to engage with E2open, which offered $10.50 per share (the “Offer Price”) to acquire Amber Road in February of this year (a 52% premium to the share price at the time of the offer and a 27% premium to Amber Road’s closing share price on December 14, 2018), Amber Road management continues to sell their own shares in the open market at prices below the Offer Price.[6]

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3 Altai Capital’s March 28, 2018 letter to the Amber Road Board of Directors is attached hereto as Appendix C.

4 E2open’s press release announcing its withdrawal of the Proposal is attached hereto as Appendix D.

5 Price decline is relative to the IPO Closing Price as defined in Section 1 of this letter.

6 On February 9, 2018 (the business day immediately preceding the date of the Proposal), Amber Road shares closed at $6.89. On December 14, 2018, (the business day immediately preceding the date of this letter), Amber Road shares closed at $8.24. The Offer Price represents a 52% and a 27% premium over these share prices, respectively.

2

1.	Poor operational execution has caused Amber Road’s stock price to decline over 50% since its 2014 IPO Closing Price.

After Amber Road went public on March 21, 2014 (the “IPO Date”), Amber Road’s newly issued equity closed at $17.00 per share (the “IPO Closing Price”).7 In mid-April 2014, Canaccord Genuity, Needham & Company, Pacific Crest Securities and Stifel, Nicolaus & Company initiated research coverage on Amber Road; each initiation report projected 2015 organic revenue growth of 18-19%. Management encouraged these optimistic growth assumptions with commentary provided in the Company’s subsequent earnings press releases. For example, in Amber Road’s fourth quarter 2014 earnings release, CEO James Preuninger stated, “We enter 2015 with a healthy pipeline across our business, an increased presence in China and are taking steps to reach the mid-market in Europe. All of this positions us well to capture the large market opportunity in front of us and to grow our business approximately 20% in 2015 when excluding the non-renewal we discussed last quarter.”

Assuming Amber Road meets the mid-point of its recently reduced 2018 revenue guidance, the Company will have grown reported revenue at 6.9% per year on average since 2014. Pro forma for its ecVision acquisition completed on March 2, 2015, Amber Road will have generated annual organic growth of only 2.9%. Amber Road has never achieved annual revenue growth greater than 10% over this time period.

Revenue Growth: 2014-20188

Reported Revenue Growth		Organic Revenue Growth

2014 Reported Revenue	$64.8	2014 Pro Forma Revenue	$75.5
2018 Expected Revenue (Mid)	$84.7	2018 Expected Revenue (Mid)	$84.7
Revenue CAGR: 2014-2018	6.9%	Revenue CAGR: 2014-2018	2.9%

In addition to underperforming investor growth expectations in the years following its IPO, Amber Road has consistently missed the more conservative growth forecasts provided in its earnings press releases.

Actual vs. Projected Revenue: 2015-2018 9,10

FY Ended 12/31	Company Projections				Actual Revenue	Projected Growth (Mid)	Actual Growth	Actual vs. Projected
	Date Provided	Revenue (Low)	Revenue (Mid)	Revenue (High)

2015[00]	05/07/15	$74.5	$75.5	$76.5	$69.1	(0.0)%	(8.5)%	(8.5)%
2016[00]	02/11/16	$72.0	$73.5	$75.0	$73.2	6.411111%	5.911111%	(0.5)%
2017[00]	02/16/17	$80.3	$81.8	$83.3	$79.1	11.811111%	8.111111%	(3.7)%
2018[11]	02/15/18	$84.0	$85.5	$87.0	$84.7	8.111111%	7.111111%	(1.0)%

________________________________

7 Amber Road announced the pricing of its IPO on March 20, 2014 at $13.00 per share. The shares began trading on the New York Stock Exchange the next day, March 21, 2014, and closed at $17.00 per share.

8 All dollar figures presented throughout this letter except per share values are in millions unless otherwise noted. 2018 expected revenue represents the mid-point of guidance provided in Amber Road’s third quarter 2018 earnings press release dated November 8, 2018 (“Q3 Earnings Release”). 2014 Pro Forma Revenue was obtained from the Company’s Form 10-K filed March 16, 2016 (the “2015 10-K”) as if the ecVision acquisition date had been January 1, 2014.

9 The figures in this table are pro forma as if the ecVision acquisition date had been January 1, 2014. 2015 pro forma revenue was obtained from the 2015 10-K. Pro forma 2015 revenue was used to calculate the $2 million of revenue generated by ecVision in 2015 prior to completion of the ecVision acquisition (the “ecVision Revenue”). 2015 Company Projections were made pro forma by adding the ecVision Revenue.

10 Revenue (Mid) is an average of the Revenue (High) and Revenue (Low) projections provided by the Company.

11 2018 actual revenue represents the mid-point of guidance provided in Amber Road’s Q3 Earnings Release.

3

As a consequence of this poor operational execution relative to both investor expectations and management projections, Amber Road’s share price has dramatically underperformed its relevant market indices. Amber Road’s shares today trade for 52% less than the IPO Closing Price. In comparison, the Standard & Poor’s Software & Services Select Industry Index (“S&P Software Index”), the NASDAQ Composite Index, and the NYSE Composite Index have returned 77%, 71% and 28%, respectively over the same time period.12

Price Performance Graph: Amber Road vs. Relevant Indices12

Price Performance: Amber Road vs. Relevant Indices12

	% Return Since IPO Date	Amber Road vs. Relevant Index

S&P Software Index	7711111%	(129)%
NASDAQ Composite Index	7111111%	(123)%
NYSE Composite Index	2811111%	(80)%
Amber Road	(52)%

________________________________

12 Data for the S&P Software Index, NASDAQ Composite Index and the NYSE Composite Index assume reinvestment of dividends.

4

2.	Amber Road lacks both the scale and profitability to be valued highly as a stand-alone company.

Altai Capital strongly believes that Amber Road is an important and valuable company. Since its founding, Amber Road has built the most complete Global Trade Management software solution in the market today. Unfortunately, Global Trade Management is a relatively small niche, and Amber Road has not been able to achieve the scale and profitability required to be highly valued by the public markets.

Publicly Traded Supply Chain Management Software Companies13,14

		2019 Consensus GAAP & IFRS Estimates
Company	Enterprise Value (“EV”)	Revenue	EBITDA	Revenue Growth	EBITDA Margin	EV / 2019 Consensus Revenue

SAP	$125,301	$30,276	$8,92311111	811111%	2911111%	4.1	x
Wisetech Global	$3,773	$278	$9911111	3811111%	3611111%	13.6	x
Manhattan Associates	$2,900	$564	$12911111	211111%	2311111%	5.1	x
Descartes Systems	$2,091	$302	$10111111	1111111%	3311111%	6.9	x
SPS Commerce	$1,317	$271	$4811111	1011111%	1811111%	4.9	x
Kinaxis	$1,104	$185	$4011111	2111111%	2211111%	6.0	x
Amber Road	$241	$91	$(3)	711111%	(3)%	2.7	x
TECSYS	$120	$65	$811111	1611111%	1311111%	1.9	x

Management has communicated to investors that Amber Road is on a path to higher growth, which should lead to larger scale and profitability and a higher stand-alone valuation in the future. However, given management’s poor track record of meeting its own growth projections, Altai Capital shares the market’s apparent skepticism that Amber Road’s growth will accelerate. Without significantly higher growth, Amber Road will remain subscale and fail to deliver the profitability generated by its larger peers. Altai Capital therefore does not believe Amber Road’s valuation will improve substantially if it continues as a stand-alone company under current leadership.

________________________________

13 The table above sets forth a selected group of publicly traded global supply chain management software companies of varying sizes. The selected group of companies and the related figures, while only illustrative, are intended to demonstrate the impact of scale, growth and profitability on the selected company’s public market valuation relative to its projected revenue.

14 Source of EV and Consensus GAAP and IFRS Estimates: FactSet and Capital IQ. Estimates have been adjusted to conform to a December 31 fiscal year end.

5

3.	Amber Road is underfunded, leaving it bereft of growth capital and vulnerable to an economic downturn.

Immediately following its IPO in March 2014, Amber Road reported no debt and $51.2 million of cash on its balance sheet. Since its IPO, Amber Road has spent $41.1 million of cash from its balance sheet and added $19.1 million of debt thereby increasing net debt by $60.2 million. Unfortunately, the cash Amber Road spent over the past four years increased annual revenue by only $28.0 million. This inability to generate a meaningful increase in the Company’s scale has left Amber Road barely cash flow positive. Year to date, Amber Road has generated only $2.1 million of cash excluding cash from financing activities.

Selected Financials: March 31, 2014 vs. September 30, 2018 15

	Mar 31, 2014	Sep 30, 2018	Difference

LTM Revenue	$55.900000	$83.900000	$28.000000

Balance Sheet

Term Loan Outstanding Balance	$0.0000000	$13.100000	$13.100000
Revolver Outstanding Balance	$0.0000000	$6.000000	$6.000000
Total Balance Sheet Debt	$0.0000000	$19.100000	$19.100000

Cash and Cash Equivalents	$51.200000	$10.100000	$(41.1)

Net Debt / (Net Cash)	$(51.2)	$9.000000	$60.200000

Year-to-date Cash Flows

Cash Provided by Operating Activities		$4.900000
Cash Used in Investing Activities		$(2.8)
Cash Flow excluding Financing Activities		$2.100000

In contrast to when Amber Road emerged as a public company, it no longer possesses the cash resources necessary for the investment required to drive meaningful incremental scale in the business. Given Amber Road’s limited cash flow generation, it is reasonable to assume that the Company’s operating activities will not replenish its cash balance any time soon. To make matters worse, Amber Road’s $19.1 million of debt matures on December 31, 2019, further limiting the Company’s financial flexibility.

Altai Capital strongly believes that Amber Road’s lack of profitability, narrow funding options, and imminent debt maturities will continue to leave the Company bereft of the capital necessary to reach a level of scale critical for a meaningfully higher valuation. More importantly, we fear that Amber Road’s current underfunded condition as a stand-alone company leaves it vulnerable to a potential economic downturn in which shareholders will be forced to endure even greater losses.

________________________________

15 The Term Loan Outstanding Balance as of September 30, 2018 includes unaccreted discount and deferred financing costs.

6

4.	While Amber Road’s shareholders have suffered significant value destruction, the Board has paid Chief Executive Officer James Preuninger over $9 million since Amber Road’s IPO.

Retaining control of the Company is obviously important to CEO James Preuninger at least partly due to his generous annual compensation package. From 2014 to 2017, Mr. Preuninger has earned over $9 million in cumulative compensation. By remaining CEO, Mr. Preuninger continues to collect a lucrative annuity from the Company while long-term shareholders have seen the value of their shares erode.

Amber Road’s CEO Compensation: 2014-2017 (Figures in $000s)

Fiscal Year	Salary	Stock Awards	Option Awards	Non-Equity Bonus	Other Compensation (“Comp”)	Total Comp

CEO James Preuninger

2017	$415	$2,123	$759	$77	$5 1111111111111111111	$3,379
2016	$415	$0	$0	$272	$5111111111v1111111111	$692
2015	$415	$754	$688	$0	$511111111111111111111	$1,862
2014	$383	$0	$1,892	$420	$48111111111111111111111	$3,176

Total Compensation						$9,109

CEO Compensation Comparison: Software and Software-Related Companies Reporting Less than $200 million of Revenue16

		2014 - 2017
Company	CEO	Total Comp ($000s)	Avg. Annual Comp (“AAC”) ($000s)	Avg. Annual Revenue (“AAR”)	AAC / AAR	Stock Performance

PROS Holdings	Andres Reiner	$19,431	$4,858	$169	2.9%	(34)%
Q2 Holdings	Matthew Flake	$16,519	$4,130	$133	3.1%	14311111%
Limelight Networks	Robert Lento	$12,274	$3,069	$171	1.8%	12311111%
Amber Road	James Preuninger	$9,109	$2,277	$71	3.2%	(57)%
RealNetworks	Robert Glaser	$7,083	$1,771	$110	1.6%	(55)%
Synacor	Himesh Bhise	$5,718	$1,430	$121	1.2%	(6)%
Upland Software	John McDonald	$4,835	$1,209	$77	1.6%	12211111%
Digital Turbine	William Stone	$4,159	$1,040	$70	1.5%	(32)%
NetSol Technologies	Najeeb Ghauri	$4,114	$1,028	$54	1.9%	(19)%
USA Technologies	Stephen Herbert	$3,995	$999	$70	1.4%	43911111%
Finjan Holdings	Philip Hartstein	$3,884	$971	$20	4.9%	(66)%
CSP	Victor Dellovo	$3,786	$946	$97	1.0%	14411111%
Innodata	Jack Abuhoff	$3,235	$809	$60	1.3%	(44)%
Asure Software	Pat Goepel	$1,888	$472	$36	1.3%	15211111%
PDF Solutions	John Kibarian	$1,620	$405	$102	0.4%	(39)%

In our opinion, paying the CEO of a subscale public software company 3% of annual revenue, under almost all circumstances, seems very difficult to justify. When we consider Mr. Preuninger’s compensation in light of the fact that shareholders have lost over 50% of the value of their shares compared to the IPO Closing Price, our frustration with the Board and its stewardship of the Company only grows.

________________________________

16 Altai Capital retained a well-known, independent, international consulting firm to conduct this analysis, as well as to provide input and other analyses contained within this letter. The screen utilized to build this table included the following factors: (i) U.S. listed software and software-related companies; (ii) 2014-2016 revenues of less than $200 million and 2017 revenues between $50 million and $200 million; (iii) IPO date of 2014 or earlier; and (iv) same CEO since at least 2014. Total Comp, AAC and AAR are from company filings in the reported fiscal year. Q2 Holdings stock price performance is measured against its March 20, 2014 IPO closing price; Upland Software stock price performance is measured against its November 6, 2014 IPO closing price; Amber Road stock price performance is measured against its IPO Closing Price. Stock performance assumes reinvestment of dividends.

7

5.	Despite refusing to engage with E2open, which offered $10.50 per share to acquire Amber Road in February of this year, Amber Road management continues to sell their own shares in the open market at prices below the Offer Price.

In Amber Road’s February 12, 2018 press release rejecting the Proposal, Chairman Barry Williams made the following statement:

“Consistent with our fiduciary duty, we routinely evaluate strategic options to maximize value for our stockholders, and we remain committed to considering any credible strategic alternative that would help achieve this objective. While we welcome constructive input from all parties that share this goal, the unsolicited offer advanced by E2open is not in the best interests of the Company and its stockholders. We continue to firmly believe that executing our existing strategic plan is the best means of maximizing value for our stockholders and satisfaction for our customers over the long term.”

In E2open’s March 30, 2018 press release withdrawing the Proposal, E2open’s President and CEO Michael Farlekas made the following statement:

“We are extremely disappointed by the lack of engagement from Amber Road’s Board of Directors in connection with several of our proposals to engage in discussions regarding a proposal to acquire all of the outstanding shares of Amber Road for cash at the proposed price of $10.50 per share. Despite our repeated outreach, Amber Road's Board has refused to engage in any dialogue with E2open to discuss a potential transaction.”

It is unclear to us why Amber Road’s Board refused to have meaningful engagement with a bidder such as E2open. E2open’s Proposal was clearly credible. Insight Venture Partners and Elliott Management took E2open private in 2015 through a transaction valued at approximately $273 million. Since its take-private transaction, E2open has completed six acquisitions, including its purchase of INTTRA that closed on November 27, 2018. According to the Wall Street Journal, E2open generates approximately $260 million of revenue pro forma for the $60 million in annual revenue that INTTRA is expected to contribute.

Given E2open’s size, E2open is clearly a credible buyer on its own without taking into account the financial backing of its private owners. Insight Venture Partners has over $20 billion of assets under management, has invested in over 300 companies, and has completed more than 200 M&A transactions for its portfolio companies. As of July 1, 2018, Elliott Management has approximately $35 billion in assets under management. We struggle to find an excuse that merits not engaging with E2open considering its access to this extraordinary level of funding.

8

We find it equally troubling that while the Board believes the Proposal purportedly is not in the best interests of Amber Road and its stockholders, selling shares below the Offer Price seems to be in the best interest of management. Since the IPO, CEO Mr. Preuninger has sold over $6 million in stock in the open market at an average price of $9.59 per share. Excluding Mr. Preuninger’s 2014 sales directly following the IPO, Mr. Preuninger has sold close to $4 million in stock at an average price of $8.38 per share. Even more concerning, Amber Road’s management team and officers in aggregate have sold nearly $2.8 million of stock in 2018, almost three times as much as they sold in 2017. Disturbingly, these sales were consummated at an average price of $9.11 per share and occurred after Amber Road’s Board refused to sell the Company to E2open at $10.50 per share.

Amber Road Management and Officers Net Share Sales: 2014-2018 Year-to-Date 17

	Net Shares Sold	Average Price	Net Sale Proceeds

CEO James Preuninger
2018 Year-to-Date	168,380	$9.03	$1.521
2017	70,000	$7.68	$0.538
2014-2016	402,400	$10.15	$4.085
Total 2014-2018	640,780	$9.59	$6.144

CFO Thomas Conway
2018 Year-to-Date	86,134	$9.21	$0.794
2017	25,084	$7.48	$0.188
2014-2016	101,840	$11.29	$1.150
Total 2014-2018	213,058	$10.00	$2.132

Management & Officers
2018 Year-to-Date	304,555	$9.11	$2.776
2017	125,926	$7.63	$0.961
2014-2016	923,248	$11.30	$10.437
Total 2014-2018	1,353,729	$10.47	$14.174

At the very least, the Board should have formed an independent committee, hired an advisor, and engaged E2open in order to evaluate the Proposal thoroughly rather than dismissing it out of hand. No one, including the Board, is certain whether a higher price could have been obtained if the Board pursued a thorough and comprehensive sale process. Maybe another bidder would have emerged or perhaps E2open would have been able to enhance the Proposal after given the opportunity to perform appropriate due diligence. Instead, the Board maintained the status quo while management sold its own shares in subsequent months at a deep discount to the Proposal. Shareholders are effectively being held hostage to a future stand-alone valuation that management itself does not appear to believe.

As we have stated to management, although we are a minority equity investor in E2open (Altai Capital beneficially owns less than 5% of E2open and has no control or oversight of the business), we are indifferent as to whether Amber Road consummates a transaction with E2open or any other interested party. We are focused solely on realizing maximum value for Amber Road stakeholders while mitigating downside risk.

________________________________

17 Amber Road Management and Officers Net Share Sales reflects executive sales coded as “S” on the relevant Form 4 and are net of 8,500 shares purchased in the open market at an average price of $4.63.

9

In conclusion, we have lost faith in the Amber Road Board’s commitment to protect shareholder interests and maximize shareholder value. We demand that the Board form an independent committee and engage financial advisors immediately in order to sell the Company to E2open or another credible buyer.

We are disappointed that the Board has failed to recognize that CEO James Preuninger and the management team are not doing what is right for shareholders but are instead enriching themselves at the shareholders’ expense. We implore the Board to recognize this conflict of interest and do the right thing: allow shareholders to maximize the value of their investment via a sale of the Company.

We have spoken with numerous shareholders over the past year who agree strongly with our independent viewpoint. Rather than sell their shares in the market at a discount to the Proposal, these shareholders, like Altai Capital, continue to hold their positions with the hope that the Board ultimately launches a sale process and sells the Company at a full and fair premium to today’s share price.

We believe that Amber Road and its shareholders would be well-served by a Board of Directors that performs its fiduciary duties by thoroughly reviewing its strategic options, including a combination with E2open or another credible party. We fear that if Amber Road squanders this window of opportunity to pursue a transaction, its share price will stay meaningfully below the Offer Price for the foreseeable future.

If the Board is unwilling to pursue a strategic transaction and/or re-engage with E2open, we are prepared to take any action we deem necessary to protect our investment, including nominating independent directors to the Board. We are open to a constructive dialogue with the Board and management regarding the issues outlined in this letter.

Sincerely,

Rishi Bajaj

Managing Principal

10

Appendix A

E2open Proposes to Acquire Amber Road (AMBR) for $10.50 per Share in Cash

February 12, 2018 8:32 AM EST

E2open, a leading cloud supply chain management software company, today announced that it submitted a proposal to the Board of Directors of Amber Road, Inc. (NYSE: AMBR) to acquire all outstanding shares of Amber Road that E2open does not already own for $10.50 per share in cash. This proposal represents a 52% premium to Amber Road’s closing stock price on February 9, 2018, the last trading day prior to this release, a 41% premium to Amber Road’s 30-day average trading price, and a 33% premium to Amber Road’s 2-year average trading price. The proposal, which is non-binding, is subject to satisfactory completion of due diligence by E2open and the negotiation of a mutually acceptable definitive merger agreement.

“This proposal provides Amber Road shareholders a substantial and immediate premium in cash for their shares, provided by the unique synergy value in this combination,” said Michael Farlekas, President and Chief Executive Officer of E2open. “This transaction combines Amber Road’s Global Trade Management capabilities with E2open’s end-to-end Supply Chain Operating Platform. The joining of E2open’s manufacturing and distribution network with Amber Road’s global trade network creates a unique and unparalleled offering in the market allowing customers to operate their end-to-end supply chain from one place in the cloud. E2open and Amber Road both serve Fortune 100 clients, whose complex, global supply chains will benefit from this combination.”

E2open’s proposal memorializes its indications of interest previously expressed to Amber Road’s board of directors. E2open believes that its offer presents an immediate value creation opportunity for Amber Road’s shareholders and will result in significant value creation for the two businesses’ customers.

Strategic Benefits for Customers of Both Amber Road and E2open

A combination of E2open and Amber Road would benefit the businesses’ customers in the following ways:

  Provides significant roadmap acceleration for both companies – the unified product portfolio will immediately deliver value to all existing customers of both companies
  Extends E2open’s unique platform that digitizes end-to-end supply chain operations to include the important considerations of tariffs, regulations and total landed cost across the entire supply chain
  Unifies planning and execution processes by incorporating global sourcing and trade management decisions into planning and execution across demand, supply, and distribution
  Substantially increases scale and resources accelerating innovation and providing customers a broader portfolio of connected and integrated solutions

Deal Certainty

As E2open is a privately held company, corporate and shareholder approvals are certain, and E2open does not anticipate any other extraordinary conditions required to consummate the proposed transaction. In addition, E2open is backed by financial sponsors with significant capital commitments, which means the all-cash transaction would not be conditioned upon receipt of debt financing. Because E2open and Amber Road have served the cloud supply chain market space for over 15 years, the cultural, functional and operational alignment in a combination will be high, ensuring minimal disruption for Amber Road customers.

11

Appendix B

Amber Road, Inc. Rejects Unsolicited Proposal from E2open, LLC

Board Reaffirms Commitment to Management’s Existing Strategic Plan

Monday, February 12, 2018 3:39 pm EST

Public Company Information: NYSE: AMBR
EAST RUTHERFORD, N.J.--(BUSINESS WIRE)--Amber Road, Inc. (NYSE: AMBR), a leading provider of cloud-based global trade management (GTM) solutions, today confirmed that it has received an unsolicited offer from E2open, LLC and Insight Venture Partners to acquire all of the issued and outstanding shares of capital stock of Amber Road for $10.50 per share.	"Consistent with our fiduciary duty, we routinely evaluate strategic options to maximize value for our stockholders, and we remain committed to considering any credible strategic alternative that would help achieve this objective"

After a thorough evaluation and diligent discussion of the offer, the Board of Directors has unanimously concluded that it is not in the best interest of the Company’s stockholders to pursue E2open’s proposed business combination, whereby Amber Road would cease to operate as a publicly traded company.

The Company had originally planned to respond to the unsolicited offer in advance of the February 16th deadline established by E2open, but the response timing has been accelerated in light of E2open’s unexpected decision to publicly disclose the previously private offer.

“Consistent with our fiduciary duty, we routinely evaluate strategic options to maximize value for our stockholders, and we remain committed to considering any credible strategic alternative that would help achieve this objective,” said Barry Williams, Chairman of the Board. “While we welcome constructive input from all parties that share this goal, the unsolicited offer advanced by E2open is not in the best interests of the Company and its stockholders. We continue to firmly believe that executing our existing strategic plan is the best means of maximizing value for our stockholders and satisfaction for our customers over the long term.”

About Amber Road

Amber Road’s (NYSE: AMBR) mission is to dramatically transform the way companies conduct global trade. As a leading provider of cloud-based global trade management (GTM) software, trade content and training, we help companies all over the world create value through their global supply chain by improving margins, achieving greater agility and lowering risk. We do this by creating a digital model of the global supply chain that enables collaboration between buyers, sellers and logistics companies. We replace manual and outdated processes with comprehensive automation for global trade activities, including sourcing, supplier management, production tracking, transportation management, supply chain visibility, import and export compliance, and duty management. We provide rich data analytics to uncover areas for optimization and deliver a platform that is responsive and flexible to adapt to the ever-changing nature of global trade. For more information, please visit www.AmberRoad.com, email Solutions@AmberRoad.com or call 201-935-8588.

12

Appendix C

March 28, 2018

VIA EMAIL

Mr. James W. Preuninger

Chief Executive Officer

Amber Road, Inc.

1 Meadowlands Plaza

East Rutherford, NJ 07073

CC: Board of Directors of Amber Road

Dear Mr. Preuninger and Members of the Board:

Altai Capital Management, L.P. (“Altai Capital”) is a beneficial owner of approximately 5.8% of the outstanding common stock of Amber Road, Inc. (“Amber Road” or “the Company”), making us one of the Company’s largest shareholders. The purpose of this letter is to communicate our thoughts directly to Amber Road’s Board of Directors prior to the expiration of the Proposal (as defined herein).

On February 12, 2018, E2open, LLC (“E2open”) announced that it submitted a proposal to the Board of Directors of Amber Road to acquire all of the outstanding shares of common stock that E2open does not already own for $10.50 per share in cash (the “Proposal”). On March 15, 2018, E2open affirmed its Proposal in a press release that included a letter E2open sent to the Company’s Board of Directors. E2open further stated that its “willingness to engage with [Amber Road] regarding a combination will expire on March 30, 2018.”

After reviewing E2open’s press release, we concluded that the Board of Directors of Amber Road should give serious consideration to the Proposal and should immediately engage financial advisors to help it evaluate the opportunity. Accordingly, we reached out to Amber Road’s investor relations to schedule a call with you and your management team. A call was scheduled for March 23, 2018, the earliest you could speak.

On March 23, 2018, we communicated to you, Thomas Conway, Chief Financial Officer, and Staci Mortenson, investor relations, the following: (i) we believe that Amber Road should engage immediately in substantive discussions with E2open regarding its Proposal, and (ii) we believe that Amber Road should engage outside advisors immediately in order to help evaluate E2open’s Proposal at $10.50 per share and explore other strategic alternatives available at a higher price.

We believe that Amber Road and its shareholders would be well-served by a Board of Directors that performs its fiduciary duties by thoroughly reviewing its strategic options, including a combination with E2open or another interested party. We look forward to continuing our constructive dialogue with you to achieve this objective as well as our shared long-term goal of Amber Road delivering the highest risk-adjusted return to all its stakeholders.

Sincerely,

 Rishi Bajaj

Managing Principal

13

Appendix D

E2open Withdraws Proposal to Acquire Amber Road for $10.50 Per Share

Amber Road's Board Has Not Engaged in Discussions Despite Significant Premium

March 30, 2018 08:15 AM Eastern Daylight Time

AUSTIN, Texas--(BUSINESS WIRE)--E2open, a leading cloud supply chain management software company, announced today that it has withdrawn its proposal to the Board of Directors of Amber Road (NYSE: AMBR) (“Amber Road”) to engage in discussions regarding E2open's acquisition of all of the outstanding shares of common stock of Amber Road for $10.50 per share in cash. The proposal represented a significant premium of more than 50% over Amber Road’s unaffected stock price on February 9, 2018.

“Despite our repeated outreach, Amber Road's Board has refused to engage in any dialogue with E2open to discuss a potential transaction.”

“We are extremely disappointed by the lack of engagement from Amber Road’s Board of Directors in connection with several of our proposals to engage in discussions regarding a proposal to acquire all of the outstanding shares of Amber Road for cash at the proposed price of $10.50 per share,” said Michael Farlekas, President and Chief Executive Officer of E2open. “Despite our repeated outreach, Amber Road's Board has refused to engage in any dialogue with E2open to discuss a potential transaction.”

Mr. Farlekas continued, “A combination of E2open and Amber Road would benefit both companies and their customers and would provide Amber Road’s shareholders with a significant and immediate cash premium to the company's market value. However, despite our clear commitment to engaging in a dialogue regarding a potential transaction and our conviction in a successful combination, there has not been any meaningful engagement by Amber Road’s Board of Directors. E2open is left with no other choice but to withdraw our offer to discuss a combination.”

Additional Information

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to buy, or solicitation of an offer to sell, any securities, a solicitation of a proxy or a substitute for any proxy statement, tender offer statement, prospectus or other filing or document that E2open and/or Amber Road may file with the Securities and Exchange Commission (the “SEC”) in connection with a potential transaction involving the two companies. In furtherance of any proposal that E2open may make to acquire Amber Road, and subject to future developments, E2open and/or Amber Road may file one or more proxy statements, tender offer statements, prospectus or other filings or documents with the SEC.

Safe Harbor Statements

This communication contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements regarding E2open’s beliefs and expectations, are or contain forward-looking statements, which involve inherent risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those contained in any forward-looking statement. Accordingly, you should not place undue reliance on such statements. E2open assumes no obligation and does not intend to update any forward-looking statements contained in this communication, except as required by applicable law.

About E2open

E2open is the one place, in the cloud, to run your supply chain, powered by the world’s largest direct business network and a broad portfolio of next generation solutions including Sourcing & Procurement, Quality & Traceability, Inventory Visibility & Optimization, Supply Planning & Response, Logistics & Fulfillment, S&OP/Financial Planning, Demand Planning & Sensing, Channel Data Management and Channel Performance Optimization. E2open enables the world’s largest and most complex supply chains to better plan, execute and collaborate. We understand supply chain. Bring us your challenges and E2open will deliver better outcomes. www.e2open.com.

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EXHIBIT B

(attached)

Amber Road Publishes a Letter to Stockholders

December 20, 2018 04:30 PM Eastern Standard Time

EAST RUTHERFORD, N.J.--(BUSINESS WIRE)--Amber Road, Inc. (NYSE: AMBR), a leading provider of global trade management (GTM) solutions, today published a letter to stockholders reaffirming the Board of Directors’ confidence in the Company’s business potential and long-term growth strategy.

The full text of the letter can be viewed below:

Dear Stockholders,

Amber Road’s Board of Directors (the “Board”) received a letter from an activist stockholder, Altai Capital LLC (“Altai”), dated December 17, 2018, wherein Altai demands that the Board begin a process to sell Amber Road, preferably to E2open, another company in which it holds an equity stake. The letter makes self-interested and short-sighted claims of poor performance, excessive executive compensation and an unwillingness by the Board to consider strategic alternatives. Altai’s rationale is skewed to support their demand, and in doing so, omits critical information and misleads stockholders.

We cannot overlook Altai’s claim that the Board has failed to consider strategic alternatives to Amber Road’s core business plan. This is wholly incorrect and warrants a clear response. The Board is committed to creating value for all Amber Road stockholders and regularly reviews strategic priorities and opportunities. We continually meet with stockholders and consider their opinions on the direction of the business. We have had and will continue to have extensive conversations with interested parties and third-party advisors to explore changes in or additions to our strategic plan. We are open to productive, credible and attractive ideas our stockholders and other interested parties may have to enhance stockholder value.

The Board weighs these ideas, opinions and demands in light of the fact that our management team has built an industry-leading global trade management (GTM) software company that it believes will grow and reward investors over the long-term. Amber Road is well-positioned financially to execute in a marketplace that is challenged by the increasing complexity and velocity of change in global trade, driven by trade wars, BREXIT and new and ever-changing trade alliances and agreements. Financially, Amber Road is growing very efficiently, with a high-percentage of each new dollar of revenue falling to Adjusted EBITDA and cash flow from operations. In the most recent fiscal quarter, Amber Road produced Adjusted EBITDA margins of approximately 11%, and through the first nine months of 2018, it generated $4.9 million in operating cash flow. A reconciliation of GAAP net loss to Adjusted EBITDA has been posted to the Investor Relations section of our website.

We appreciate our investor base and do not take for granted the trust you have placed in us to create long-term value. We look forward to discussing our detailed plans for Amber Road over the coming months.

Sincerely,

The Amber Road Board of Directors

Barry Williams, James Preuninger, Ralph Faison, Pamela Craven and Rudy Howard

About Amber Road

Amber Road’s (NYSE: AMBR) mission is to dramatically transform the way companies conduct global trade. As a leading provider of cloud-based global trade management (GTM) software, trade content and training, we help companies all over the world create value through their global supply chain by improving margins, achieving greater agility and lowering risk. We do this by creating a digital model of the global supply chain that enables collaboration between buyers, sellers and logistics companies. We replace manual and outdated processes with comprehensive automation for global trade activities, including sourcing, supplier management, production tracking, transportation management, supply chain visibility, import and export compliance, and duty management. We provide rich data

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analytics to uncover areas for optimization and deliver a platform that is responsive and flexible to adapt to the ever-changing nature of global trade.

Cautionary Language Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead represent only our current expectations and beliefs, and therefore, contain risks and uncertainties about future events or our future financial performance, including, but not limited to, achieving revenue from bookings, closing business from the sales pipeline, new customer deployments and maintaining these relationships, the ability to reduce operating losses and use of cash, and attaining profitability. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” and similar expressions, whether in the negative or affirmative. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in our filings with the Securities and Exchange Commission (SEC), including, without limitation, our annual, periodic and current SEC reports. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, our future results, levels of activity, performance or achievements may differ from our expectations. Other than as required by law, we do not undertake to update any of the forward-looking statements after the date of this press release, even though our situation may change in the future.

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